As filed with the Securities and Exchange Commission on June [•], 2014

Registration No. 333-194772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
FORM S-1

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ServiceMaster Global Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8741	20-8738320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

860 Ridge Lake Boulevard
Memphis, Tennessee 38120
(901) 597-1400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James T. Lucke, Esq.
Senior Vice President and General Counsel
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Boulevard
Memphis, Tennessee 38120
(901) 597-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Peter J. Loughran, Esq.	John C. Ericson, Esq.
Debevoise & Plimpton LLP	Simpson Thacher & Bartlett LLP
919 Third Avenue	425 Lexington Avenue
New York, NY 10022	New York, NY 10017
(212) 909-6000	(212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.01 par value per share	40,250,000	$22.00	$885,500,000	$114,053

(1) Includes shares/offering price of shares that may be sold upon exercise of the underwriters' option to purchase additional shares.

(2) This amount represents the proposed maximum aggregate offering price of the securities registered hereunder. These figures are estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) The registrant previously paid $12,880 of this amount.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE [•], 2014

35,000,000 Shares

ServiceMaster Global Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of ServiceMaster Global Holdings, Inc. All of the 35,000,000 shares of common stock are being sold by us.

Prior to this offering, there has been no public market for the common stock. We have applied to list our common stock on the New York Stock Exchange, or the "NYSE," under the symbol "SERV".

After the completion of this offering, we expect to be a "controlled company" within the meaning of the corporate governance standards of the NYSE.

We anticipate that the initial public offering price will be between $18.00 and $22.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 19 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. The underwriters have agreed to reimburse us in an amount of $ for certain expenses of the offering. See "Underwriting."

The underwriters also may purchase up to 5,250,000 additional shares from us at the initial offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about , 2014.

Joint Book-Running Managers

J.P. Morgan **Credit Suisse** **Goldman, Sachs & Co.** **Morgan Stanley**

BofA Merrill Lynch **Jefferies** **Natixis** **RBC Capital Markets**

Baird **Piper Jaffray** **Ramirez & Co., Inc.**

Prospectus dated , 2014

THE OFFERING

Common stock offered by us	35,000,000 shares
Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to an additional 5,250,000 shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.
Common stock to be outstanding after this offering	126,939,331 shares (or 132,189,331 shares if the underwriters exercise in full their option to purchase additional shares)
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ (or approximately $ if the underwriters exercise in full their option to purchase additional shares).

We intend to use the net proceeds of this offering, together with borrowings in an amount of $ billion under the New Credit Facilities and $ million of available cash, to:

- redeem $210.0 million in principal amount of the 8% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 108% of the principal amount thereof, plus accrued and unpaid interest (estimated to be approximately $[●] million);

- redeem $262.5 million in principal amount of the 7% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 107% of the principal amount thereof, plus accrued and unpaid interest (estimated to be approximately $[●] million);

- repay $[●] billion outstanding under the Existing Term Facilities in connection with the termination thereof; and

- pay certain of the Equity Sponsors aggregate fees of $21 million in connection with the termination of our consulting agreements with each of them upon the consummation of this offering.

See "Use of Proceeds."

Dividend policy	We do not currently anticipate paying dividends on our common stock for the foreseeable future. See "Dividend Policy."
Proposed NYSE trading symbol	"SERV"
Risk factors	See "Risk Factors" for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding immediately following this offering is based on the number of our shares of common stock outstanding as of April 1, 2014, and excludes:

- 6,063,521 shares of common stock issuable upon exercise of options to purchase shares outstanding as of April 1, 2014 at a weighted average exercise price of $12.03 per share;

- 609,263 shares of common stock issuable pursuant to restricted stock units and performance based restricted stock units as of April 1, 2014; and

- shares of common stock reserved for future issuance following this offering under our equity plans.

Unless otherwise indicated, all information in this prospectus:

- gives effect to the 2-for-3 reverse stock split of our common stock effected on June [●], 2014;

- gives effect to the issuance of 35,000,000 shares of common stock in this offering;

- assumes no exercise by the underwriters of their option to purchase additional shares;

- assumes that the initial public offering price of our common stock will be $20.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

- gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering.

SUMMARY HISTORICAL
CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA

The following tables set forth summary historical consolidated financial and other operating data as of the dates and for the periods indicated. The summary historical consolidated financial and other operating data as of March 31, 2014 and for the three months ended March 31, 2014 and March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The summary historical consolidated financial and other operating data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2011 has been derived from our audited consolidated financial statements and related notes not included in this prospectus. The summary historical financial and other operating data are qualified in their entirety by, and should be read in conjunction with, our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Financial Data" included in this prospectus.

(In millions, except per share data)	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Operating Results:					
Revenue	$ 533	$ 514	$2,293	$2,214	$2,105
Cost of services rendered and products sold	288	270	1,220	1,196	1,125
Selling and administrative expenses	151	158	691	678	648
Amortization expense	13	13	51	58	83
Impairment of software and other related costs(1)	48	—	—	—	—
Restructuring charges(2)	5	3	6	15	7
Interest expense	61	60	247	245	266
Interest and net investment income	(6)	(2)	(8)	(7)	(11)
Loss on extinguishment of debt(3)	—	—	—	55	—
(Loss) Income from Continuing Operations before Income Taxes(1)(2)(3)	(27)	12	86	(26)	(13)
(Benefit) provision for income taxes	(9)	6	43	(8)	(6)
Equity in losses of joint venture	—	—	(1)	—	—
(Loss) Income from Continuing Operations(1)(2)(3)	(18)	6	42	(18)	(7)
Loss from discontinued operations, net of income taxes(4)	(95)	(29)	(549)	(696)	53
Net (Loss) Income(1)(2)(3)(4)	$ (113)	$ (23)	$ (507)	$ (714)	$ 46
Weighted average shares outstanding:					
Basic	92	92	92	92	92
Diluted	92	93	92	92	92
Basic and Diluted (Loss) Earnings Per Share—Continuing Operations	$(0.20)	$0.07	$ 0.46	$(0.20)	$(0.08)
Financial Position (as of period end):					
Total assets	$5,197		$5,905	$6,415	$7,156
Cash and cash equivalents	432		484	418	330
Total long-term debt	3,904		3,906	3,924	3,859
Total shareholders' (deficit) equity(1)(2)(3)(4)	(369)		23	535	1,234
Other Financial Data:					
Capital expenditures	$ 14	$ 9	$ 39	$ 44	$ 52
Adjusted EBITDA(5)	115	103	450	413	397
Ratio of total debt to annual Adjusted EBITDA(5)			8.68	9.50	9.72
Ratio of annual Adjusted EBITDA to interest expense(5)			1.82	1.68	1.49

(1) We recorded an impairment charge of $48 million ($29 million, net of tax) in the first quarter of 2014 relating to our decision to abandon our efforts to deploy a new operating system at American Home Shield. See Note 1 to our unaudited condensed consolidated financial statements included in this prospectus for further details.

(2) See Note 8 to our audited consolidated financial statements and Note 3 to our unaudited condensed consolidated financial statements included in this prospectus for further details.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $20.00 per share, we estimate that we will receive net proceeds from this offering of approximately $[●] million (or approximately $[●] million if the underwriters exercise in full their option to purchase additional shares), after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $ million.

We intend to use the net proceeds of this offering, together with anticipated borrowings in an amount of $ billion under the New Credit Facilities and $ million of available cash, to:

- redeem $210.0 million in principal amount of the 8% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 108% of the principal amount thereof, plus accrued and unpaid interest estimated to be approximately $[●] million;

- redeem $262.5 million in principal amount of the 7% 2020 Notes (representing 35% of the outstanding principal amount thereof) at 107% of the principal amount thereof, plus accrued and unpaid interest estimated to be approximately $[●] million;

- repay $[●] billion outstanding under the Existing Term Facilities in connection with the termination thereof; and

- pay certain of the Equity Sponsors aggregate fees of $21 million in connection with the termination of our consulting agreements with each of them upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Consulting Agreements."

The 8% 2020 Notes mature on February 15, 2020 and bear annual interest at a rate of 8.00%. The 7% 2020 Notes mature on August 15, 2020 and bear annual interest at a rate of 7.00%.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease the net proceeds to us from this offering by $[●] assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the net proceeds to us by $[●] million, assuming no change in the assumed initial public offering price of $20.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock exceeds the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of March 31, 2014 was a deficit of $4,153 million. Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of March 31, 2014, after giving effect to a 2-for-3 reverse stock split of our common stock effected on June [●], 2014.

After giving effect to the sale of shares of our common stock sold by us in this offering at an assumed initial public offering price of $20.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2014 would have been $ million, or $ per share. This represents an immediate increase in net tangible book value per share of $ to the existing stockholders and an immediate and substantial dilution in net tangible book value per share of $ to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

	Per Share
Assumed initial public offering price per share	$ 20.00
Net tangible book value per share as of March 31, 2014	$(45.21)
Increase in net tangible book value per share attributable to new investors in this offering	$
Adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

If the underwriters exercise in full their option to purchase additional shares, the adjusted tangible book value per share after giving effect to the offering would be $ per share. This represents an immediate increase in adjusted net tangible book value of $ per share to the existing stockholders and an immediate and substantial dilution in adjusted net tangible book value of $ per share to new investors.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per share would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $ million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million, assuming an initial public offering price of $20.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2014, the total number of shares of common stock issued by us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in millions, except percentages and per share data):

| | Shares Issued | | Total Consideration | | Average Price Per Share |
	Number	Percent	(in millions) Amount	Percent	
Existing stockholders	91,939,331	72.4%	$1,377	66.3%	$14.98
New investors	35,000,000	27.6	700	33.7	$20.00
Total	126,939,331	100%	$2,077	100%	$16.36

The foregoing table does not reflect stock options or restricted stock units outstanding under our stock incentive plans or stock options or restricted stock units to be granted after this offering. As of April 1, 2014, there were 6,063,521 stock options outstanding with an average exercise price of $12.03 per share and 609,263 restricted shares and restricted stock units outstanding.

To the extent that any of these stock options are exercised or any of these restricted stock units are settled into shares of common stock, there may be further dilution to new investors. See "Executive Compensation" and Note 17 to our audited consolidated financial statements included in this prospectus.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected historical financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and March 31, 2013 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The selected historical financial data as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 have been derived from our audited consolidated financial statements and related notes included in this prospectus. Except as described in footnote 3 below, the selected historical financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from our audited consolidated financial statements and related notes not included in this prospectus. The selected historical financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included in this prospectus.

(In millions, except per share data)	Three Months Ended March 31,		Year Ended Dec. 31,				
	2014	2013	2013	2012	2011	2010	2009
Operating Results:							
Revenue	$ 533	$ 514	$2,293	$2,214	$2,105	$2,031	$1,929
Cost of services rendered and products sold	288	270	1,220	1,196	1,125	1,095	1,032
Selling and administrative expenses	151	158	691	678	648	643	599
Goodwill and trade name impairment(1)	—	—	—	—	—	—	5
Impairment of software and other related costs(2)	48	—	—	—	—	—	—
Interest expense	61	60	247	245	266	280	293
(Loss) Income from Continuing Operations(1)(2)(3)	(18)	6	42	(18)	(7)	(47)	(26)
Cash dividends per share	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Weighted average shares outstanding:(4)							
Basic	92	92	92	92	92	92	92
Diluted	92	93	92	92	92	92	92
Basic and Diluted (Loss) Earnings Per Share—Continuing Operations(4)	$(0.20)	$0.07	$ 0.46	$(0.20)	$(0.08)	$(0.51)	$(0.28)
Financial Position (as of period end):							
Total assets	$5,197		$5,905	$6,415	$7,156	$7,106	$7,151
Total long-term debt	3,904		3,906	3,924	3,859	3,877	3,893
Total shareholders' (deficit) equity(1)(2)(3)	(369)		23	535	1,234	1,246	1,240

common stock in the future. Our board of directors, or a committee thereof, selects our executives officers and employees and directors eligible to participate in the MSIP and determines the specific number of shares to be offered or options to be granted to an individual. A maximum of 10,396,667 shares of our stock is authorized for issuance under the MSIP. We currently intend to satisfy any need for our shares of common stock associated with the settlement of DSUs, vesting of RSUs or exercise of options issued under the MSIP through new shares available for issuance or any shares repurchased, forfeited or surrendered from participants in the MSIP.

All option grants under the MSIP have been, and will be, non-qualified options with a per-share exercise price no less than the fair market value of one share of our stock on the grant date. Any stock options granted will generally have a term of ten years and vesting will be subject to an employee's continued employment. Our board of directors, or a committee designated by it, may accelerate the vesting of an option at any time. In addition, vesting of options will be accelerated if we experience a change in control (as defined in the MSIP) unless options with substantially equivalent terms and economic value are substituted for existing options in place of accelerated vesting. Vesting of options will also be accelerated in the event of an employee's death or disability (as defined in the MSIP). Upon termination for cause (as defined in the MSIP), all options held by an employee are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earlier of the expiration of their term or three months following termination of employment (one year in the case of death, disability or retirement at normal retirement age). Unless sooner terminated by our board of directors, the MSIP will remain in effect until November 20, 2017.

Our stock-based compensation expense is estimated at the grant date based on an award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. See Note 17 to our audited consolidated financial statements and Note 6 to our unaudited condensed consolidated financial statements included in this prospectus.

Common Stock Valuation

In the absence of any publicly traded quotes for our company, our board of directors, with input from management, determined a reasonable estimate of the fair value of our common stock for purposes of determining fair value of our common stock on date of sale and stock options and RSUs on the date of grant. We determined the fair value of our common stock utilizing methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." In determining the equity value of our company, we considered the following two valuation approaches: the income approach and the market approach. In addition we exercised judgment in evaluating and assessing the foregoing based on several factors including:

- the nature and history of our business;

- our current and historical operating performance;

- our expected future operating performance;

- financial condition at the grant date;

- the lack of marketability of our common stock;

- publicly available information of companies we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, geographic diversification and other factors;

- likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

- industry information such as market size and growth; and

- macroeconomic conditions.

Income approach

The income approach estimates the value of our company based on the DCF method. The cash flows utilized in the DCF method are based on our most recent long-range forecast. The discount rate is intended to reflect the risks inherent in our future cash flows. Because the cash flows are only projected over a limited number of years, it is also necessary under the income approach to compute a terminal value as of the last period for which discrete cash flows are projected. The terminal value is calculated using the modified Gordon Growth Model, which is determined by taking the projected cash flow for the terminal year of the projection period and applying a capitalization factor (discount rate less the long-term growth rate). This amount is then discounted to its present value using a discount rate to arrive at the present value of the terminal value. The discounted projected cash flows and terminal value are totaled to arrive at an indicated aggregate enterprise value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. A 10.0% discount rate was used in our fiscal 2013 valuations.

Market approach

The market approach incorporates various methodologies to estimate the enterprise value of a company and includes the guideline public company, or the "GPC," method which utilizes market multiples of comparable companies that are publicly traded and the guidelines merged and acquired company, or "GMAC," method which utilizes multiples achieved in comparable industry mergers and acquisition transactions. Given that there was limited meaningful information on mergers and acquisitions within industries comparable to ours the GMAC market approach was not considered.

When considering which companies to include in our comparable industry peer companies, we mainly focused on U.S.-based publicly traded companies in the industry in which we operate and selected comparable industry peer companies and transactions on the basis of operational and economic similarity to our business at the time of the valuation. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including the business in which the peer company is engaged, business size, market share, revenue model, development stage and historical operating results. We then analyzed the business and financial profiles of the peer companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. The selection of our comparable industry peer companies has changed over time as we continue evaluation whether the selected companies remain comparable to us and considering recent initial public offerings and sale transactions. Based on these considerations, we believe the comparable peer companies are a representative group for purposes of selecting sales and EBITDA multiples in the performance of contemporaneous valuations.

For each valuation in fiscal 2013, we equally weighted the income and market approaches. We believe an equal weighting of the two methods is appropriate as it utilizes both management's expectations of future results and an estimate of the market's valuation of companies similar to ServiceMaster. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows, as well as the relevant comparable company sales and earnings multiples for the market approach.

Once we determined our enterprise value, we then allocated this value between our outstanding debt and common stock. The amount allocated to our outstanding debt is based on the public trading activity of such debt. The residual enterprise value, after allocation of value to outstanding debt, is further reduced by the value of outstanding stock options. The remaining value is then prescribed to our outstanding common stock in order to estimate a per share value.

TruGreen Spin-off

In connection with the TruGreen Spin-off, on January 14, 2014, we distributed all of New TruGreen's common stock to our existing stockholders. Following the distribution, our employees held equity incentive awards covering shares of New TruGreen common stock as well as equity incentive awards covering shares of our common stock, and employees who transferred to New TruGreen held equity incentive awards covering shares of our common stock as well as equity incentive awards covering shares of New TruGreen common stock.

To align the interests of our continuing employees and the interests of New TruGreen's employees with their respective employers, on February 14, 2014, we and New TruGreen extended offers to each other's employees to allow them to tender their equity awards covering shares of their non-employing entity to the respective issuer and subsequently to apply the proceeds of any such tendered equity awards to subscribe for equity awards in their respective employers at the then-current fair market value per share ($12.00, in the case of our common stock, and $3.75, in the case of New TruGreen common stock). As a result of this program, on March 18, 2014, we accepted tenders of 199,084 shares of our common stock and DSUs from New TruGreen employees and issued 237,779 shares of our common stock and DSUs to our continuing employees. There was also a small number of RSUs exchanged.

In connection with the TruGreen Spin-off, we adjusted the exercise price of options held by our employees to reflect the fair market value of our common stock after giving effect to the TruGreen Spin-off by multiplying the exercise price of such options immediately prior to the TruGreen Spin-off by a fraction, the numerator of which was the fair market value of a share of our common stock immediately following the TruGreen Spin-off ($12.00 per share) and the denominator of which was the fair market value of a share of our common stock immediately prior to the TruGreen Spin-off ($15.75 per share), or the "Option Conversion Ratio." For example, the exercise prices of the options shown in the table below were adjusted as follows: For options that had an exercise price of $15.75 per share immediately prior to the TruGreen Spin-off, the exercise price was adjusted to $12.00 per share immediately following the TruGreen Spin-off. For options that had an exercise price of $15.00 per share immediately prior to the TruGreen Spin-off, the exercise price was adjusted to $11.43 per share immediately following the TruGreen Spin-off.

To allow our employees to retain the intrinsic value of their stock options prior to the TruGreen Spin-off, we also adjusted the number of shares underlying the options of such employees. The adjusted number of shares underlying the options was calculated by dividing the number of shares underlying the options held by each employee by the Option Conversion Ratio. We refer to these adjustments collectively as the "Option Conversion."

Recent Equity Transactions

The following table provides, by sale or grant date, as applicable, the number of shares of common stock sold, and stock options and RSUs awarded, during the year ended December 31, 2013 and during

2014, the sale price for shares sold or the exercise price for each set of stock option grants, the associated estimated fair value of our common stock and the fair value of such options or RSUs (all figures have been adjusted for the 2-for-3 reverse stock split effected on June [●], 2014):

Grant or Sale Date	Shares Sold	Options/RSUs/ Restricted Stock Granted(3)	Sale/Exercise Price(4)	Fair Value of Common Stock/ RSUs/ Restricted Stock(5)	Fair Value of Option
February 25, 2013(1)		301,004		$19.50	
May 21, 2013(1)		15,152		$16.50	
August 28, 2013		126,667	$15.00	$15.00	$7.41
August 28, 2013(1)		35,310		$15.00	
September 13, 2013	245,166	970,000	$15.00	$15.00	$7.44
September 13, 2013(1)		200,000		$15.00	
September 16, 2013(1)		50,000		$15.00	
November 11, 2013(1)		66,667		$15.75	
November 14, 2013		13,334	$15.75	$15.75	$7.76
December 2, 2013(1)		23,334		$15.75	
December 11, 2013	192,468	499,982	$15.75	$15.75	$7.80
December 26, 2013(2)	53,333		$15.00	$15.75	
January 14, 2014(6)		1,335,892		$12.00	
February 25, 2014(1)		10,000		$12.00	
March 18, 2014	246,000	1,130,167	$12.00	$12.00	$5.94
March 18, 2014(7)	237,779		$12.00	$12.00	
April 1, 2014(1)		10,000		$12.00	

(1) Represents RSUs issued to employees and restricted stock issued to non-employee directors. Value of RSUs and restricted stock is based on the fair value of our stock on the date of grant.

(2) Represents shares of common stock issued pursuant to the exercise of stock options.

(3) Represents number of options or RSUs granted on each grant date.

(4) Represents exercise price of options granted and sale price of options exercised.

(5) Represents fair market value of underlying common stock as of grant date.

(6) Represents the adjustment to the number of shares underlying the options held by ServiceMaster employees as a result of the Option Conversion. The change in the number of shares underlying options and the adjustment of the exercise price pursuant to the Option Conversion represent modifications to our share based compensation awards. As a result of the Option Conversion we compared the fair value of the awards following the TruGreen Spin-off with the fair value of the original awards. The comparison did not yield incremental value. Accordingly, we did not record any incremental compensation expense as a result of the Option Conversion.

(7) Represents shares of our common stock issued to our employees who participated in the tender offer program subsequent to the TruGreen Spin-off.

Our board of directors and management intended all shares issued to be sold, and all options and RSUs granted to be exercisable, at a price per share not less than the per share fair value of our common stock on the date of grant. We sell shares or grant options and RSUs to participants with a sale or exercise price equal to the then current fair value of the common stock.

The decrease in the fair value of our common stock from February 25, 2013 to May 21, 2013 and from May 21, 2013 to August 28, 2013 reflects our underperformance relative to our forecast during the period, principally in the TruGreen Business.

The increase in the fair value of our common stock from September 13, 2013 to November 14, 2013 reflects a modest improvement in our then-current outlook for the TruGreen Business based on results late in 2013.

The decline in the fair value of our common stock from December 26, 2013 to January 14, 2014 was a result of the TruGreen Spin-off, whereby each of our stockholders received a dividend consisting of one share of common stock in New TruGreen for each share of our common stock owned as of January 14, 2014. In connection with the TruGreen Spin-off on January 14, 2014, the fair market value for ServiceMaster stock was determined by our board of directors to be $12.00 per share (and the value of TruGreen stock was determined by New TruGreen's board of directors to be $3.75 per share).

We believe that the increase in the fair value of our common stock from the estimated fair value as of March 18, 2014 when compared to the assumed initial public offering price is primarily due to the following factors:

- **Marketability discount.** The lack of marketability detracts from the value of non-public common stock when compared to common stock that is otherwise generally comparable but is readily marketable. We have in recent periods used a 10 to 15 percent discount for lack of marketability of our common stock to determine the fair value of our stock options on the date of grant. This discount will no longer be applicable upon the consummation of this offering.

- **Discount rate.** We intend to use the net proceeds of this offering in part to redeem up to 35 percent of each series of our outstanding 2020 Notes. We have in recent periods used a 10 percent discount rate in our DCF analysis. We believe that, upon redemption of a portion of our outstanding 2020 Notes, a reduction in the discount rate to 9.5 percent would be appropriate, which would result in a higher fair value of our common stock under the DCF analysis.

We intend to adopt the 2014 Omnibus Incentive Plan, or the "Omnibus Incentive Plan," in connection with this offering. Upon adoption of the Omnibus Incentive Plan, we will make no further grants under the MSIP.

See Note 1 of our audited consolidated financial statements and Note 1 of our unaudited condensed consolidated financial statements included in this prospectus for a summary of newly issued accounting statements and positions applicable to us.

Quantitative and Qualitative Disclosures about Market Risk

The economy and its impact on discretionary consumer spending, labor wages, fuel prices and other material costs, home resales, unemployment rates, insurance costs and medical costs could have a material adverse impact on future results of operations.

We do not hold or issue derivative financial instruments for trading or speculative purposes. We have entered into specific financial arrangements, primarily fuel swap agreements, and in the past interest rate swap agreements, in the normal course of business to manage certain market risks, with a policy of matching positions and limiting the terms of contracts to relatively short durations. The effect of derivative financial instrument transactions could have a material impact on our financial statements.

Interest Rate Risk

We have historically entered into various interest rate swap agreements, although we have no interest rate swap agreements outstanding as of March 31, 2014.

supplement the NEOs' stock awards with subsequent annual equity awards. We may decide, from time to time, to grant additional equity awards to certain key associates, including our NEOs, in order to recognize outstanding performance, enhance retention or otherwise as the Compensation Committee may determine is in our best interest. The MSIP investment opportunities provided to any executive officer or the executive officers as a group are entirely at the discretion of the Compensation Committee.

On February 25, 2013, the Compensation Committee approved a form of an employee performance restricted stock unit agreement to be used when awards of P-RSUs are made under the MSIP and the Compensation Committee granted 267,671 P-RSU awards to certain of our officers and associates, including grants to the following NEOs in the following amounts: Mr. Mullany, 28,205 P-RSUs; Mr. Martin, 8,974 P-RSUs; and Mr. Barry, 12,820 P-RSUs. If our internal financial performance target for fiscal 2013, or the "Performance Target," had been met or exceeded, the P-RSUs would have vested in three equal installments on the first three anniversaries of the grant date. If the Performance Target had been exceeded, the number of P-RSUs granted to each associate, including the NEOs, would have been increased in accordance with the adjustment table adopted by the Compensation Committee. Any increased number of P-RSUs would have vested in accordance with the same schedule described above. The Performance Target was adjusted in May 2013 to reflect separate targets for ServiceMaster, less TruGreen, and for TruGreen. The separation of the Performance Targets was done in consideration of the then contemplated spin-off of the TruGreen Business and the negative impact that TruGreen was exerting on our financial results. The Performance Targets for ServiceMaster and TruGreen were not met and all P-RSUs that had been awarded have been forfeited.

We believe that the opportunity to purchase shares and to receive options to purchase shares of our common stock and grants of RSUs encourages our executive officers to focus on our long-term performance, thereby aligning their interests with the interests of our stockholders. The purchase of shares under the MSIP allows executive officers to have a stake in our performance by putting their own financial resources at risk. Additionally, through stock option and RSU grants, the executive officers are encouraged to focus on sustained increases in stockholder value. Specifically, we believe the granting of stock options and RSUs, both time vested and performance based, assists us to:

- Enhance the link between the creation of stockholder value and long term executive incentive compensation;

- Maintain competitive levels of total compensation; and

- Enable us to retain key leaders by providing value for key executives.

Consistent with our historical practices, equity awards were granted in 2013 as follows:

Mr. Krenicki made an investment of $1,000,000 for which he acquired 63,492 shares of our common stock.

Pursuant to the terms of his employment agreement, Mr. Gillette made an initial investment of $1,500,000 in our common stock and was granted Matching Options at a rate of five and one half options per share purchased and 200,000 RSUs. Based on Mr. Gillette's investment, he acquired 100,000 shares of our common stock and was granted 550,000 Matching Options and 200,000 RSUs.

Pursuant to the terms of their offers of employment, Messrs. Haughie, Alexander and Derwin each made an investment to acquire shares of our common stock, received Matching Options and RSUs as noted below:

Name	Investment $	# of Shares Acquired	# Matching Options	# RSUs
Robert J. Gillette	1,500,000	100,000	550,000	200,000
John Krenicki	1,000,000	63,492	N/A	N/A
Alan J. M. Haughie	500,000	32,000	128,000	50,000
R. David Alexander	500,000	33,333	133,334	33,334
William J. Derwin	1,100,000	69,840	279,363	33,334

Mr. Barry did not make an investment in our common stock in 2013.

The disclosure regarding stock options in this Compensation Discussion and Analysis, including in the table above and in the "Outstanding Equity Awards at Fiscal Year End" table refers to the number of options held by each NEO, and the exercise price of each such option, as of December 31, 2013 (or as of the grant date if specified). In connection with the TruGreen Spin-off, the number of options held by each employee with respect to each grant date was adjusted by dividing the number of options held by such employee with respect to each grant date as of immediately prior to the TruGreen Spin-off by the Option Conversion Ratio. The exercise price of each option was adjusted by multiplying the exercise price of each option as of immediately prior to the TruGreen Spin-off by the Option Conversion Ratio. Where the fair market value of an award is disclosed, the fair market value is the fair market as of the date of grant or as of December 31, 2013, as applicable, and does not reflect any adjustment that resulted from the TruGreen Spin-off.

In addition to the stock options listed in the table above, the Board awarded 13,334 standalone stock options to Mr. Martin as part of his offer letter for the position of chief financial officer of New TruGreen. These options have terms similar to other stock option awards. Mr. Martin also received a retention award valued at $500,000 that was comprised of 15,152 RSUs and two cash payments of a total of $250,000. The award was granted in May 2013 and was intended to ensure continuity in the office of the chief financial officer as Mr. Martin was serving in an interim capacity. The RSUs vest in two installments, with 50 percent having vested in January 2014 and the remaining 50 percent vesting in January 2015. The cash portion of the award vests in two installments of $125,000 each on the same dates. The award is subject to an indefinite confidentiality covenant and a one-year non-competition covenant. Mr. Martin will not be eligible for the second installment of the cash portion of the award in the event of a termination of employment prior to January 15, 2015, except in circumstances specified in the retention agreement.

Shares previously purchased by Mr. Mullany were repurchased by us in 2013 subsequent to his departure from ServiceMaster, consistent with the MSIP and the stock subscription agreement entered into at the time of purchase.

Please see the Grants of Plan Based Awards Table (2013) for information regarding the vesting terms of the equity awards.

We intend to adopt the Omnibus Incentive Plan in connection with this offering. Upon adoption of the Omnibus Incentive Plan, we will make no further grants under the MSIP.

Retirement Benefits

Associates, including the NEOs (other than Mr. Krenicki), are generally eligible to participate in the ServiceMaster Profit Sharing and Retirement Plan, as amended and restated, as it may be further amended from time to time, or the "PSRP." The PSRP is a tax qualified 401(k) defined contribution plan under which we may make discretionary matching contributions. Historically, we have provided for

In addition to the personal usage allowed under the aircraft policy, Mr. Mullany was also eligible to receive up to $50,000 in 2013 for reimbursement of commuting expenses. Mr. Mullany could utilize commercial flights, private charter service or our aircraft for his commuting travel. To the extent Mr. Mullany utilized commercial flights or a private charter, the actual amount paid by us on his behalf is applied toward his maximum commuting benefit of $50,000 per annum. Mr. Mullany did not exceed his flight hours or $50,000 maximum commuting benefits in 2013.

Employment Arrangements

ServiceMaster or an affiliate generally provides an executive with an offer letter prior to the time an executive joins ServiceMaster. The offer letter generally describes the basic terms of the executive's employment, including his or her start date, starting salary, ABP bonus target, special bonuses (if any), relocation benefits, severance benefits (if any), sign-on bonus (if any) and equity awards granted in connection with the commencement of his or her employment. The terms of the executive's employment are thereafter based on sustained good performance rather than contractual terms, and our policies will apply as warranted. During 2013, ServiceMaster and Messrs. Haughie and Derwin executed offer letters memorializing the terms of their respective offers of employment.

Under certain circumstances, we recognize that special arrangements with respect to an executive's employment may be necessary or desirable. In 2013, we entered into an employment agreement with Mr. Gillette setting forth the terms of his employment as our CEO and we entered into severance agreements and/or offer letters with Messrs. Haughie, Martin, Alexander and Derwin setting forth certain severance benefits to be received by Messrs. Haughie, Martin, Alexander and Derwin upon a qualifying termination of employment. Please see the narrative following the Grants of Plan Based Awards table and the Potential Payments Upon Termination or Change in Control section for a description of the agreements with Messrs. Gillette, Haughie, Martin, Alexander and Derwin.

Post Termination Compensation

Mr. Barry is covered under our standard severance policy or practice as in effect at the time employment is terminated. The standard severance policy and the terms of the post termination arrangements between us and the other NEOs are described in detail below under the Potential Payments Upon Termination or Change in Control section.

2014 Investment and Awards

Under the terms of Mr. Gillette's employment agreement, at his discretion, Mr. Gillette had the opportunity, prior to December 31, 2014, to purchase up to an aggregate of $1.5 million of additional common stock at its then-current fair market value. On March 18, 2014, Mr. Gillette purchased $1.5 million of additional common stock and in connection therewith received 687,500 nonqualified options pursuant to the terms of the employment agreement. The options will vest at a rate of one-fourth per year on each of the first four anniversaries of March 18, 2014, subject to Mr. Gillette's continued employment with us.

Also on March 18, 2014, Mr. Barry purchased $200,000 of our common stock and received 66,668 nonqualified options. Of the options received by Mr. Barry, 50 percent will become vested upon the value of the common shares underlying the options achieving a price of $24 per share and the remaining 50 percent of the options will become vested upon the value of the common shares underlying the options achieving a price of $36 per share, subject to Mr. Barry's continued employment with us.

Additional information is discussed under the heading, Annual Bonus Plan, in the Compensation Discussion and Analysis section above.

Named Executive Officer	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(1)	Maximum (#)				
Robert J. Gillette	N/A	N/A	621,500	1,100,000	None							
	9/13/2013	9/13/2013								550,000	$15.00	4,087,875
	9/13/2013	9/13/2013							200,000			3,000,000
John Krenicki	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Harry J. Mullany	N/A	N/A	621,500	1,100,000	None							
	2/25/2013	2/25/2013				28,205	28,205					0
Alan J. M. Haughie	N/A	N/A	217,525	385,000	None							
	9/16/2013	9/16/2013							50,000			750,000
	12/11/2013	11/7/2013								128,000	$15.75	998,899
David W. Martin	N/A	N/A	161,765	167,500	None							
	2/25/2013	2/25/2013				8,794	8,794					174,993
	5/21/2013	5/21/2013		250,000	250,000				15,152			249,997
	11/14/2013	11/7/2013								13,334	$15.75	103,476
Mark J. Barry	N/A	N/A	217,649	286,000	None							
	2/25/2013	2/25/2013				12,820	12,820					249,990
	8/28/2013	8/13/2013							11,112	26,667	$15.00	364,230
R. David Alexander	N/A	N/A	183,382	357,500	None							
	2/25/2013	2/25/2013							33,334			650,000
	9/13/2013	9/13/2013								133,334	$15.00	991,000
William J. Derwin	N/A	N/A	213,146	308,750	None							
	11/11/2013	11/11/2013							33,334			525,000
	12/11/2013	12/11/2013								279,363	$15.75	2,180,118

(1) Represents Performance Based Restricted Stock Unit awards, where the P-RSUs are earned based on the achievement of specified profit goals for 2013 for ServiceMaster, less TruGreen, and TruGreen. The P-RSUs vest in equal installments on the first through third anniversaries of the award. The profit goals for ServiceMaster and TruGreen were not achieved and there will be no payout of the P-RSUs. Mr. Mullany's P-RSUs were forfeited upon his resignation.

(2) Represents RSU awards granted as a component of the new hire offers to Messrs. Gillette, Haughie, Alexander and Derwin and as additional retention awards to Messrs. Martin and Barry to enhance our ability to retain these executives. These units generally will vest at a rate of one third per year on each of the first three anniversaries of their grant dates, except that the units granted to Mr. Martin as a retention award vest 50% in January 2014 and 50% in January 2015.

(3) Represents the number of stock options granted in conjunction with the purchase of shares by Messrs. Gillette, Haughie, Alexander and Derwin and to provide additional retention value to Messrs. Martin and Barry. Options listed in this column become exercisable on the basis of passage of time and continued employment over a four year period, with one fourth becoming exercisable on each anniversary following the date of grant.

(4) The exercise price was based on the fair market value of the options on the date of grant, as established by the Compensation Committee.

(5) Represents the aggregate grant date fair value of RSU and stock option awards detailed in the prior columns. The assumptions used in the valuation of both RSU and stock option awards are disclosed in Note 17 to our audited consolidated financial statements included in this prospectus.

Employment Arrangements

Employment Agreement with Mr. Gillette

On June 17, 2013, SvM announced that Robert J. Gillette had been elected to serve as our CEO pursuant to an employment agreement with us. Mr. Gillette's employment agreement is for a term of three years subject to automatic one year renewals thereafter, absent termination notice by either party. Under his employment agreement, Mr. Gillette received an initial annual base salary of $1.1 million, and a target annual incentive bonus opportunity of 100 percent of his base salary. Additionally, for the 2013 performance year, Mr. Gillette was guaranteed a minimum annual bonus of not less than his target bonus prorated for the portion of the year after he began his employment. This minimum bonus payable to Mr. Gillette for 2013 performance is $596,712. Mr. Gillette also received a sign-on bonus of $1 million.

Mr. Gillette's employment agreement also entitles him to an automobile allowance of $15,000 per year and personal use of the company aircraft for up to 100 flight hours (50 for 2013). Mr. Gillette's employment agreement also provides for severance benefits as described below under Potential Payments Upon Termination or Change in Control. A failure by ServiceMaster to renew the agreement will constitute a termination of Mr. Gillette's employment without cause for purposes of his severance benefits.

As noted in the Compensation Discussion and Analysis, in connection with his commencement of employment, Mr. Gillette purchased $1.5 million of our common stock at a price of $15 per share. In connection with his initial investment, Mr. Gillette has been awarded RSUs and nonqualified stock options under the MSIP. He has received 200,000 RSUs, and these RSUs will vest at a rate of one third per year on each of the first three anniversaries of their grant dates. Additionally, for each share of common stock he purchased, he received five and one half Matching Options with an exercise price equal to the fair market value of a share of common stock at the time of the option grant. Mr. Gillette's Matching Options vest at a rate of one fourth per year on each of the first four anniversaries of the grant date. Based on Mr. Gillette's equity investment, he acquired 100,000 shares of our common stock and was granted 550,000 Matching Options.

Should Mr. Gillette's employment terminate for cause, all vested and unvested options will be canceled, along with all unvested RSUs. In the case of Mr. Gillette's termination other than for cause and other than by reason of his death or disability, unvested options and RSUs will be canceled. Upon termination by reason of death or disability, Mr. Gillette's unvested Matching Options will fully vest. In addition, if the death or disability occurs prior to his RSUs having fully vested, a pro rata portion of the RSUs that would have vested in the year of termination will vest. Mr. Gillette or his estate will retain the right to exercise any vested options for up to 12 months following termination for death, disability, or retirement, and for three months following termination for all other reasons (except for termination for cause). Under the award agreements, if Mr. Gillette's employment is terminated by us without cause or Mr. Gillette resigns with good reason, in either case, when we are party to an agreement that, if consummated, would result in a change in control or such termination was otherwise connected to such an agreement, and in each case such change in control is consummated, Mr. Gillette will receive a cash payment equal to the value of his forfeited awards.

Compensation Arrangements for Messrs. Haughie, Alexander and Derwin

At the time Mr. Haughie was hired, we provided him with an offer letter that set forth his initial base salary and initial annual target bonus opportunity under our ABP, with the actual payouts under the ABP subject to the satisfaction of performance targets established by the Compensation Committee and the SvM Board each year. Base salary, target annual bonus and all other compensation are subject to approval each year by the Compensation Committee and the SvM Board. Mr. Haughie's offer letter provided for the payment of his annual bonus for 2013 in the amount of $350,000 within 30 days of his hire date. In addition, the offer letter provided that he would be offered a grant of stock options in connection with his purchase of our common stock. Mr. Haughie received such grant of options in 2013 as disclosed in the Summary Compensation Table. Mr. Haughie also received 50,000 RSUs as a part of his offer of employment. Additionally, a cash sign-on bonus of $250,000 was paid to Mr. Haughie.

At the time Mr. Alexander was hired, we provided him with an offer letter that set forth his initial base salary and initial annual target bonus opportunity under our ABP, with the actual payouts under the ABP subject to the satisfaction of performance targets established by the Compensation Committee and the SvM Board each year. Base salary, target annual bonus and all other compensation are subject to approval each year by the Compensation Committee and the SvM Board. Mr. Alexander's offer letter provided for a minimum annual bonus for 2013 in the amount not less than 50 percent of his annual target bonus. In addition, the offer letter provided that he would be offered a grant of stock options in connection with his purchase of our common stock. Mr. Alexander received such grant of options in 2013 as disclosed in the Summary Compensation Table. Mr. Alexander also received 33,334 RSUs as a part of his offer of employment. Additionally, a cash sign-on bonus of $471,698 was paid to Mr. Alexander.

At the time Mr. Derwin was hired, we provided him with an offer letter that set forth his initial base salary and initial annual target bonus opportunity under our ABP, with the actual payouts under the ABP subject to the satisfaction of performance targets established by the Compensation Committee and the SvM Board each year. Base salary, target annual bonus and all other compensation are subject to approval each year by the Compensation Committee and the SvM Board. Mr. Derwin's offer letter provided that he would be offered a grant of stock options to be made in connection with his purchase of our common stock. Mr. Derwin received such grant of options in 2013 as disclosed in the Summary Compensation Table. Mr. Derwin also received 33,334 RSUs as a part of his offer of employment. Additionally, a cash sign-on bonus of $250,000 was paid to Mr. Derwin.

MSIP Awards

As noted in the Compensation Discussion and Analysis, during 2013, Messrs. Gillette, Haughie, Alexander and Derwin received Matching Options in connection with their respective purchases of shares of our common stock. Mr. Barry received RSUs and stock options and Mr. Martin received RSUs to enhance our ability to retain their services. Additionally, Mr. Martin received a standalone grant of options in connection with his offer letter for the position of chief financial officer at TruGreen. All stock options and RSUs currently held by the NEOs are shown in the Outstanding Equity Awards at Fiscal Year End (2013) table below.

The MSIP and an employee stock option agreement govern each option award and provide, among other things, that the options vest in equal annual installments over a period of four years from the date of grant, subject to continued employment through each applicable vesting date. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. The MSIP and an RSU award agreement govern each RSU award and provide, among other things, that the RSUs vest in equal annual installments over a period of three years from the date of grant, subject to continued employment through each applicable vesting date. Holders of RSUs have no rights as stockholders, including voting rights. Holders of RSUs are, however, entitled to dividend equivalents if a dividend is declared on our common stock. For more information on the MSIP, see "—Compensation Discussion and Analysis—Long-Term Incentive Plan" above. See "—Potential Payments Upon Termination or Change in Control" below for information regarding the cancellation or acceleration of vesting of stock options and RSUs upon certain terminations of employment or a change in control.

Outstanding Equity Awards at Fiscal Year End (2013)

Named Executive Officer	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Units of Stock That Have Not Vested (#)(3)	Market Value of Units of Stock That Have Not Vested ($)(4)
Robert J. Gillette	9/13/2013	0	550,000		$15.00	9/13/2023	200,000	3,150,000
John Krenicki	N/A	N/A	N/A		N/A	N/A	N/A	N/A
Harry J. Mullany(2)								
Alan J. M. Haughie	9/16/2013						50,000	787,500
	12/11/2013	0	128,000		$15.75	12/11/2023		
David W. Martin	12/19/2007	103,334	0		$15.00	12/19/2017		
	9/27/2011	6,667	6,667		$16.50	9/27/2021		
	2/25/2013						8,974	0
	5/1/2013						15,152	238,634
	11/14/2013	0	13,334		$15.75	11/14/2023		
William J. Derwin	11/11/2013						33,334	525,000
	12/11/2013	0	279,363		$15.75	12/11/2023		
Mark J. Barry	8/20/2012						22,222	349,997
	9/28/2012	22,222	66,666		$22.50	9/28/2022		
	2/25/2013						12,820	0
	8/28/2013	0	26,667		$15.00	8/28/2023	11,112	175,004
R. David Alexander	2/25/2013						33,334	525,000
	9/13/2013	0	133,334		$15.00	9/13/2023		

(1) Represents options to purchase shares of our common stock granted under the MSIP. Options become exercisable on the basis of passage of time and continued employment over a four year period, with one fourth becoming exercisable on each anniversary following the grant date.

(2) All of Mr. Mullany's shares owned were repurchased by us following his resignation. All unvested equity awards were canceled on his termination date. Vested options expired unexercised on the three month anniversary of his termination date.

(3) Represents RSUs to be settled in our common stock granted under the MSIP. RSUs become vested and will settle on the basis of passage of time and continued employment over a three year period, with one third becoming vested on each anniversary following the grant date. Performance based RSUs are also listed in this column. The P-RSUs were to be earned if we achieved a profit goal and vest in equal installments over a three year period. The profit goal was not met and the P-RSUs were forfeited.

(4) Fair market value as of December 31, 2013 of $15.75 per share was determined by the board of directors.

Option Exercises and Stock Vested (2013)

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Named Executive Officer				
Robert J. Gillette	0	0	0	0
John Krenicki	NA	NA	NA	NA
Harry J. Mullany	0	0	20,780(1)	462,773
Alan J. M. Haughie	0	0	0	0
David W. Martin			8,889(2)	133,330
Mark J. Barry	0	0	11,112(2)	166,670
R. David Alexander	0	0	0	0
William J. Derwin	0	0	0	0

(1) Reflects the vesting of RSUs in 2013. Mr. Mullany elected to surrender a portion of the shares that settled upon vesting of the RSUs on February 22, 2013 to satisfy tax withholding obligations, resulting in net shares of 13,968. He elected to pay cash for taxes due on the 1,588 RSUs that vested on March 21, 2013.

(2) Reflects the vesting of RSUs in 2013. Messrs. Martin and Barry elected to surrender a portion of the shares that settled upon vesting of the RSUs to satisfy tax withholding obligations, resulting in net shares of 6,458 and 8,072, respectively.

Nonqualified Deferred Compensation Plans

The table below sets forth information regarding the NEOs' deferred compensation.

Nonqualified Deferred Compensation (2013)

Named Executive Officer	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Robert J. Gillette	0	0	0	0	0
John Krenicki	0	0	0	0	0
Harry J. Mullany	0	0	0	0	0
Alan J. M. Haughie	0	0	0	0	0
David W. Martin	0	0	(2,520)	0	5,880
Mark J. Barry	0	0	0	0	0
R. David Alexander	0	0	0	0	0
William J. Derwin	0	0	0	0	0

(1) The amounts in this column do not represent above market or preferential earnings, and therefore are not included in the Summary Compensation Table. For Mr. Martin, the amounts in this column represent the decrease in the value of his DSUs in 2013.

(2) Mr. Martin elected to allocate a portion of his eligible deferred compensation to invest in 374 DSUs in 2007. The amounts in this column for Mr. Martin represent the value of these DSUs.

Equity Compensation Plan Information

The following table contains information, as of December 31, 2013, about the amount of our common shares to be issued upon the exercise of outstanding options, RSUs and DSUs granted under the MSIP.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by shareholders	5,785,068	$15.59	3,348,744
Equity compensation plans not approved by shareholders	—	—	—
Total	5,785,068	$15.59	3,348,744

(1) The figures in this column reflect 5,305,716 stock options and 629,593 RSUs granted to officers pursuant to the MSIP. For a description of the MSIP, please refer to "Executive Compensation— Compensation Discussion and Analysis."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June [•], 2014 with respect to the ownership of our common stock by:

- each person known to own beneficially more than five percent of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our current executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on 91,939,331 shares of our common stock outstanding as of June [•], 2014 as adjusted to reflect a 2-for-3 reverse stock split of our common stock effected on June [•], 2014 and 126,939,331 shares outstanding following this offering (or 132,189,331 shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Addresses for the beneficial owners are set forth in the footnotes to the table.

| Name of Beneficial Owner | Shares Beneficially Owned Before the Offering and After the Offering Assuming the Underwriters' Option is Not Exercised(1) | | | Shares Beneficially Owned After the Offering Assuming the Underwriters' Option is Exercised in Full | |
	Number of Shares Owned	Percent of Class Before the Offering (%)	Percent of Class After the Offering (%)	Number	Percent
Clayton, Dubilier & Rice Fund VII, L.P. and related funds(2)	60,406,666	65.8	47.6	60,406,666	45.7
StepStone Group LP managed funds(3)	13,227,182	14.4	10.4	13,227,182	10.0
JPMorgan Chase Funding Inc.(4)	6,666,666	7.3	5.3	6,666,666	5.0
Ridgemont Partners Secondary Fund I, L.P.(5)	5,000,000	5.4	3.9	5,000,000	3.8
John Krenicki, Jr.(6)	63,492	*	*	63,492	*
David H. Wasserman(6)	0	0	0	0	0
Sarah Kim(6)	0	0	0	0	0
Darren M. Friedman(7)	0	0	0	0	0
Richard P. Fox(8)	0	0	0	0	0
Stephen J. Sedita(8)	0	0	0	0	0
Robert J. Gillette(8)	256,250	*	*	256,250	*
Alan J. M. Haughie(8)	42,000	*	*	42,000	*
Mark J. Barry(8)(9)	85,594	*	*	85,594	*
William J. Derwin(8)	91,665	*	*	91,665	*
Harry J. Mullany(8)	0	0	0	0	0
David W. Martin(10)	0	0	0	0	0
R. David Alexander(10)	0	0	0	0	0
All current directors and executive officers as a group (15 persons)(9)	781,361	*	*	781,361	*

*   Less than one percent.

(1) We have granted the underwriters an option to purchase up to an additional   shares.

(2) Represents the following shares: (i) 40,000,000 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (ii) 9,788,528 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (iii) 7,000,000 shares of common stock held by CDR SVM Co-Investor L.P., whose general partner is CDR SVM Co-Investor GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; (iv) 3,333,333 shares of common stock held by CDR SVM Co-Investor No. 2 L.P., whose general partner is CDR SVM Co-Investor No. 2 GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.; and (v) 284,805 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd., CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors, Donald J. Gogel and

Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by Clayton, Dubilier & Rice Fund VII, L.P., Clayton Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals, or the "Investment Committee." All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P. Each of CDR SVM Co-Investor GP Limited and CDR SVM No. 2 GP Limited expressly disclaims beneficial ownership of the shares held by each of CDR SVM Co-Investor L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., and CDR SVM Co-Investor No. 2 L.P. CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P.

The address for each of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CDR SVM Co-Investor L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(3) Represents shares held by 2007 Co-Investment Portfolio L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holding, L.P., and StepStone Co-Investment (ServiceMaster) LLC. The address for each of 2007 Co-Investment Portfolio L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holding, L.P. and StepStone Co-Investment (ServiceMaster) LLC, is c/o StepStone Group LP, 4350 LaJolla Village Drive, Suite 800, San Diego, CA 92122.

(4) JPMorgan Chase Funding Inc. is an affiliate of JPMorgan Chase & Co. The address for JPMorgan Chase Funding Inc. is 270 Park Avenue, New York, NY 10017.

(5) Represents shares held by Ridgemont Partners Secondary Fund I, L.P. The address for Ridgemont Partners Secondary Fund I, L.P. is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, L.P. is the sole general partner of Ridgemont Partners Secondary Fund I, L.P. and may therefore be deemed to be the beneficial owner of the shares, and its address is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, LLC is the sole general partner of Ridgemont Secondary Management I, L.P. and may therefore also be deemed to be the beneficial owner of the shares, and its address is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. A majority of the following members of Ridgemont Secondary Management I, LLC

have the authority to vote or dispose of the shares held by Ridgemont Partners Secondary Fund I, L.P.: J. Travis Hain, Walker L. Poole, Robert H. Sheridan, III, Robert L. Edwards, Jr., John A. Shimp and George E. Morgan, III. The address for each of the members of Ridgemont Secondary Management I, LLC is c/o Ridgemont Partners Management, LLC, 150 North College Street, Suite 2500, Charlotte, NC 28202. Ridgemont Secondary Management I, L.P., Ridgemont Secondary Management I, LLC and each of the members of Ridgemont Secondary Management I, LLC disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein, if any.

(6) Does not include common stock held by the CD&R Funds. Ms. Kim and Messrs. Krenicki and Wasserman are directors of ServiceMaster Global Holdings, Inc. and principals of Clayton, Dubilier & Rice, LLC. They expressly disclaim beneficial ownership of the shares held by the CD&R Funds. The address for Ms. Kim and Messrs. Krenicki and Wasserman is 375 Park Avenue, New York, New York 10152.

(7) Does not include common stock held by investment funds associated with or designated by StepStone Group LP. Mr. Friedman is a director of ServiceMaster and an executive of StepStone Group LP. He disclaims beneficial ownership of the shares held by investment funds associated with or designated by StepStone Group LP. The address for Mr. Friedman is 505 5th Avenue, 17th Floor, New York, NY 10017.

(8) The business address for these persons is c/o ServiceMaster Global Holdings, Inc., 860 Ridge Lake Boulevard, Memphis, TN 38120.

(9) Includes shares which the current executive officers have the right to acquire prior to August [●], 2014 through the exercise of stock options or vesting of RSUs as follows: Mr. Barry, 29,168 shares. All current executive officers as a group have the right to acquire 109,392 shares prior to August [●], 2014 through the exercise of stock options or vesting of RSUs.

(10) The business address for these persons is c/o TruGreen Holding Corporation, 860 Ridge Lake Boulevard, 2nd Floor, Memphis, TN 38120.